TERM SHEET

(Related to product supplement no. RN-4b dated

December 4, 2007, and the MTN prospectus

supplement, general prospectus supplement

and prospectus, each dated March 31, 2006)

Term Sheet No. 2911

Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

$10,995,000

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Lesser Index Annual Review Notes

Linked to the S&P 500® Index

and the Nikkei 225® Index

due December 23, 2010

(the “Notes”)

General

•

The Notes are designed for investors who seek early exit prior to maturity at a premium if both the S&P 500® Index and the Nikkei 225® Index are at or above their Call Levels on any Review Date. If the Notes are not called, investors are protected against up to a 10% decline of either or both Indices on the final Review Date but will lose some or all of their principal if either or both Indices decline by more than 10%. Investors should be willing to forgo interest payments and, if either or both Indices decline, be willing to lose some or all of their principal.

•	The first Review Date, and therefore the earliest call date, is December 17, 2008.
•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”), maturing December 23, 2010.
•	The Notes will be issued in denominations of $50,000.00 and integral multiples of $1,000.00 in excess thereof.
•	The Notes are expected to settle on or about December 12, 2007.

Key Terms

Indices:	The S&P 500® Index and the Nikkei 225® Index (each an “Index” and collectively the “Indices”)

Automatic Call:	If the Index closing level for each Index on any Review Date is greater than or equal to the applicable Call Level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable Review Date and Call Premium.

Call Level:	85% of the Initial Index Level for each Index for the first Review Date. 100% of the Initial Index Level for each Index for the second Review Date (if applicable). 100% of the Initial Index Level for the final Review Date (if applicable).

Payment if Called:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium (the “Call Premium”) calculated as follows:

•       17.60% x $1,000 if called on the first Review Date

•       35.20% x $1,000 if called on the second Review Date (if applicable)

•       52.80% x $1,000 if called on the final Review Date (if applicable)

Payment at Maturity:	If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of either Index or both Indices. If the Ending Index Level of either Index has declined by up to 10% from its respective Initial Index Level, you will receive the principal amount of your Notes at maturity. If the Ending Index Level of either Index declines by more than 10% from its respective Initial Index Level, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Lesser Performing Index declines beyond 10%, and your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 x (the Lesser Index Return + 10%) x 1.1111) where the “Lesser Index Return” is the lower of the Index Return for the S&P 500 Index and the Index Return for the Nikkei 225 Index.
Assuming the Notes are not called, you will lose some or all of your investment at maturity at an accelerated rate of 1.1111 times losses in excess of the 10% buffer if the Lesser Index Return reflects a decline of more than 10%.

Buffer:	10%

Index Return:	For each Index, the performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

( Ending Index Value – Initial Index Level )
Initial Index Level

Initial Index Level:	1,504.66 and 15,956.37 for the S&P 500® Index and the Nikkei 225® Index, respectively, the closing level of each Index on December 7, 2007 (the “Pricing Date”)

Ending Index Level:	For each Index, the Index closing level on the final Review Date

Lesser Performing Index:	The Index with the Lesser Index Return

Review Dates†:	December 17, 2008 (First Review Date), December 17, 2009 (Second Review Date), December 17, 2010 (Final Review Date)

Maturity Date:	December 23, 2010

CUSIP:	59018YL90
† Subject to postponement in the event of a Market Disruption Event and as described under “Description of the Notes – Automatic Call” in the accompanying product supplement no. RN-4b.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. RN-4b, pages S-3 to S-4 of the MTN prospectus supplement and “Selected Risk Factors” beginning on page TS-6 of this term sheet.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, each prospectus supplement, product supplement no. RN-4b and this term sheet if you so request by calling toll-free 1-866-500-5408.

	Per Note	Total
Public offering price (1)	$1,000	$10,995,000
Underwriting discount (2)	$20	$219,900
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$980	$10,775,100

(1)	The price to the public for any single purchase by an investor in certain trust or other fee based accounts is $980 per $1,000 principal amount Note. We refer to these Notes as discounted Notes in this term sheet. The price to the public for all other purchases of Notes is $1,000 per $1,000 principal amount Note.
(2)	JPMorgan and its affiliates, whom we refer to as JPM, will receive a fee of $20 per $1000 principal amount of Notes sold at par. JPM will receive a fee of $0 per $1000 principal amount of discounted notes.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and S&P® are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. is an authorized sublicense.

“Nikkei 225 Index® “ is a service mark of Nikkei, Inc., and has been authorized for use by Merrill Lynch & Co., Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement no. RN-4b, MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan*

The date of this term sheet is December 7, 2007.

* The Notes will be distributed to clients of JPMorgan through the efforts of J.P. Morgan Securities Inc. and its affiliates.

We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Considerations if Investing Assets of an Individual Retirement Account.

Your purchase of a Note in an Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase, (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii), in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Terms Specific to the Notes

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. RN-4b and pages S-3 to S-4 in the accompanying MTN prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. RN-4b dated December 4, 2007:
http://www.sec.gov/Archives/edgar/data/65100/000119312507258562/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:
http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:
http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:
http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Hypothetical Total Return Calculations

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable Review Date for a range of movements in the Indices as shown under the column “Level of Index with Lesser Return Appreciation/Depreciation at Review Date.” For purposes of illustration, the following table assumes that the Index with the lesser return for the entire term of the Notes will be the S&P 500 Index. We make no representation as to which of the Indices will be the Index with the lesser return for purposes of calculating your return on the Notes on any Review Date or at maturity. The following table includes a Call Level equal to 85% of the Initial Index Level for the Index with the lesser return, or 1278.96, for the first Review Date and a Call Level equal to 100% of the Initial Index Level for the Index with the lesser return, or 1504.66, for the second and final Review Dates. The table includes the percentages used to calculate the Call Premium applicable to the first, second and final Review Dates of 17.60%, 35.20%, and 52.80%, respectively. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. For an automatic call to be triggered, the closing level of both Indices must be greater than or equal to their respective Call Levels on one of the Review Dates.

Level of Index with Lesser Return	Level of Index with Lesser Return Appreciation/Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date (Maturity)
2,708.39	80.00%	17.60%	35.20%	52.80%
2,557.92	70.00%	17.60%	35.20%	52.80%
2,407.46	60.00%	17.60%	35.20%	52.80%
2,256.99	50.00%	17.60%	35.20%	52.80%
2,106.52	40.00%	17.60%	35.20%	52.80%
1,956.06	30.00%	17.60%	35.20%	52.80%
1,805.59	20.00%	17.60%	35.20%	52.80%
1,655.13	10.00%	17.60%	35.20%	52.80%
1,579.89	5.00%	17.60%	35.20%	52.80%
1,504.66	0.00%	17.60%	35.20%	52.80%
1,504.64	-0.001%	17.60%	N/A	0.00%
1,429.43	-5.00%	17.60%	N/A	0.00%
1,354.19	-10.00%	17.60%	N/A	0.00%
1,278.96	-15.00%	17.60%	N/A	-5.56%
1,203.73	-20.00%	N/A	N/A	-11.11%
1,053.26	-30.00%	N/A	N/A	-22.22%
902.80	-40.00%	N/A	N/A	-33.33%
752.33	-50.00%	N/A	N/A	-44.44%
601.86	-60.00%	N/A	N/A	-55.56%
451.40	-70.00%	N/A	N/A	-66.67%

Examples

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1—The level of the Index with the lesser return decreases from the Initial Index Level of 1,504.66 to an Index closing level of 1,429.43 on the first Review Date. Because the Index closing level of the Index with the lesser return on the first Review Date of 1,429.43 is greater than the Call Level of 1,278.96, the Notes are automatically called, and the investor receives a single payment of $1,176.00 per $1,000 principal amount Note.

Example 2—The level of the Index with the lesser return decreases from the Initial Index Level of 1,504.66 to an Index closing level of 1,203.73 on the first Review Date, 1,354.19 on the second Review Date and 1,354.19 on the final Review Date. Because (a) the Index closing level of the Index with the lesser return on the first Review Date of 1,03.73 is less than the corresponding Call Level of 1,278.96 and the Index closing level of the Index with the lesser return on each of the other Review Dates (1,354.19 and 1,354.19) is less than the corresponding Call Level of 1,504.66, and (b) the Ending Index Level of the Index with the lesser return has not declined by more than 10% from the Initial Index Level, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3—The level of the Index with the lesser return decreases from the Initial Index Level of 1504.66 to an Index closing level of 1,203.73 on the first Review Date, 1,203.73 on the second Review Date and 1,053.26 on the final Review Date. Because (a) the Index closing level of the Index with the lesser return on the first Review Date of 1203.73 is less than the corresponding Call Level of 1,278.96 and the Index closing level of the Index with the lesser return on each of the other Review Dates (1,203.73 and 1,053.26) is less than the corresponding Call Level of 1,504.66, and (b) the Ending Index Level of the Index with the lesser return is more than 10% below the Initial Index Level, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 × (-30% + 10%) × 1.1111] = $777.78

Selected Purchase Considerations

Appreciation Potential: If the Index closing level of each Index is greater than or equal to the applicable Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount of Note of $1,000 plus: (i) 17.60% × $1,000 if called on the first Review Date; (ii) 35.20% × $1,000 if called on the second Review Date (if applicable); or (iii) 52.80% × $1,000 if called on the final Review Date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

Potential Early Exit With Appreciation as a Result of Automatic Call Feature: While the original term of the Notes is just over 3 years, the Notes will be called before maturity if the Index closing level of both Indices is at or above the applicable Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this term sheet.

Limited Protection Against Loss: If the Notes are not called and neither Ending Index Level declines by no more than 10% as compared to its respective Initial Index Level, you will be entitled to receive the full principal amount of your Notes at maturity. If the Ending Index Level of either Index declines by more than 10%, for every 1% decline of the Lesser Performing Index beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your Notes.

Potential for Early Exit and 17.60% Return in Year One, Even if the Index Returns for each Index is Negative on the First Review Date: The Call Level for the first Review Date is set at 85% of the Initial Index Level for each Index. Accordingly, you will receive a payment of $1,176.00 per $1,000 principal amount Note after the first Review Date, even if the Index closing level for each Index on the first Review Date reflects a decline of up to 15% from its respective Initial Index Level.

Diversification of the Indices: The return on the Notes is linked to the performance of the Lesser Performing Index of either the S&P 500 Index and the Nikkei 225 Index. The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) and is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 30, 2007, 425 companies or 84.4% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange (the “NYSE”); 75 companies or 15.6% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market (the “Nasdaq”); and 0 companies or 0.0% of the market capitalization of the S&P 500 Index traded on the American Stock Exchange (“AMEX”). Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of November 30, 2007 indicated in parentheses: Consumer Discretionary (8.8%); Consumer Staples (10.3%); Energy (11.9%); Financials (18.5%); Health Care (12.3%); Industrials (11.6%); Information Technology (16.3%); Materials (3.3%); Telecommunication Services (3.5%); and Utilities (3.6%). See “The Indices—The S&P 500 Index” in the accompanying product supplement no. RN-4b.

The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. It is a price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. The mix of components which constitute the Nikkei 225 Index are rebalanced from time to time to assure that all issues in the Index are both highly liquid and representative of Japan’s industrial structure. See “The Indices—The Nikkei 225 Index” in the accompanying product supplement no. RN-4b.

Tax Treatment: You should review carefully the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. RN-4b and MTN prospectus supplement. The pricing of the Notes is subject to delivery of an opinion of our tax counsel, Sidley Austin LLP, that there exists a reasonable basis to characterize and treat the Notes as pre-paid cash-settled forward contracts linked to the levels of the Indices for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. RN-4b and will be based on certain factual representations to be received from us on or prior to the Pricing Date. Assuming this characterization and tax treatment is respected, absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report your gain or loss on the Notes as long-term capital gain or loss if you hold the Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations and tax treatments.

On Friday, December 7, 2007, the U.S. Internal Revenue Service (the “IRS”) released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisers concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. Inc. intends to continue to treat the notes for U.S. federal income tax purposes in accordance with the treatment described herein and in the accompanying product supplement no. RN-4b in the section entitled “United States Federal Income Taxation” unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement no. RN-4b and MTN prospectus supplement.

•	Your investment may result in a loss
•	Your return is limited and the Notes are subject to an automatic early call
•	Your return on the Notes will be determined by the Lesser Performing Index
•	Your return, which could be negative, may be lower than the return on other debt securities of comparable maturity
•	Your return on the Notes will not reflect dividends on the common stocks of the companies in the Indices
•	In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. A trading market for the Notes is not expected to develop and if trading does develop, these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date
•	We are one of the companies that make up the S&P 500 Index but we are not affiliated with any other company included in the S&P 500 Index
•	The respective publishers of the Nikkei 225 Index and S&P 500 Index may adjust the Indices in a way that affects their levels and these respective publishers have no obligation to consider your interests
•	Your return may be affected by factors affecting international securities markets
•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor
•	Amounts payable on the Notes may be limited by state law
•	Purchases and sales by us and our affiliates may affect your return
•	Potential conflicts of interest could arise
•	Tax consequences are uncertain

Historical Information

The following table sets forth the closing level of the S&P 500 Index at the end of each month in the period from January 2002 through November 2007. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	1,130.20	855.70	1,131.13	1,181.27	1,280.08	1,438.24
February	1,106.73	841.15	1,144.94	1,203.60	1,280.66	1,406.82
March	1,147.39	848.18	1,126.21	1,180.59	1,294.83	1,420.86
April	1,076.92	916.92	1,107.30	1,156.85	1,310.61	1,482.37
May	1,067.14	963.59	1,120.68	1,191.50	1,270.09	1,530.62
June	989.82	974.50	1,140.84	1,191.33	1,270.20	1,503.35
July	911.62	990.31	1,101.72	1,234.18	1,276.66	1,455.27
August	916.07	1,008.01	1,104.24	1,220.33	1,303.82	1,473.99
September	815.28	995.97	1,114.58	1,228.81	1,335.85	1,526.75
October	885.76	1,050.71	1,130.20	1,207.01	1,377.94	1,549.38
November	936.31	1,058.20	1,173.82	1,249.48	1,400.63	1,481.14
December	879.82	1,111.92	1,211.92	1,248.29	1,418.30

The following graph sets forth the historical performance of the S&P 500 Index presented in the preceding table. Past movements of the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index.

The following table sets forth the closing level of the Nikkei 225 Index at the end of each month in the period from January 2002 through November 2007. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	9,997.80	8,339.94	10,783.61	11,387.59	16,649.82	17,383.42
February	10,587.83	8,363.04	11,041.92	11,740.60	16,205.43	17,604.12
March	11,024.94	7,972.71	11,715.39	11,668.95	17,059.66	17,287.65
April	11,492.54	7,831.42	11,761.79	11,008.90	16,906.23	17,400.41
May	11,763.70	8,424.51	11,236.37	11,276.59	15,467.33	17,875.75
June	10,621.84	9,083.11	11,858.87	11,584.01	15,505.18	18,138.36
July	9,877.94	9,563.21	11,325.78	11,899.60	15,456.81	17,963.64
August	9,619.30	10,343.55	11,081.79	12,413.60	16,140.76	16,569.09
September	9,383.29	10,219.05	10,823.57	13,574.30	16,127.58	16,785.69
October	8,640.48	10,559.59	10,771.42	13,606.50	16,399.39	16,737.63
November	9,215.56	10,100.57	10,899.25	14,872.15	16,274.33	15,680.67
December	8,578.95	10,676.64	11,488.76	16,111.43	17,225.83

The following graph sets forth the historical performance of the Nikkei 225 Index presented in the preceding table. Past movements of the Nikkei 225 Index are not necessarily indicative of the future performance of the Nikkei 225 Index.

Supplemental Plan of Distribution

ML&Co. is offering the Notes for sale through the efforts of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. and their affiliates (collectively, “JP Morgan”), to clients of JP Morgan on a fixed price basis at an offering price of $1,000 per $1,000 principal amount of Notes, or $980 per $1,000 principal amount of Notes to certain trust or other fee based accounts. After the initial public offering, the public offering prices may be changed.

ML&Co. has agreed to indemnify each of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. against, or to make contributions relating to, certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

MLPF&S may use this term sheet and the accompanying general prospectus supplement and prospectus for offer and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices.